The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Supplement No. 1 dated October 25, 2005 to
Preliminary Pricing Supplement No. 93 dated October 10, 2005	$10 per COMPASS
Registration Statement No. 333-117752
Prospectus Supplement Dated November 10, 2004
Prospectus Dated November 10, 2004

COMPosite Asset Selection SecuritiesSM
$
COMPASS due November 30, 2011
Exchangeable for a Cash Amount Based on the Ibbotson Moderate Asset Allocation Total Return Index
Global Medium-Term Notes, Series F

This Supplement No. 1 dated October 25, 2005 to the Preliminary Pricing Supplement dated October 10, 2005 and the accompanying Prospectus Supplement and Prospectus each dated November 10, 2004 amends the cover page and page PS-32 of the Preliminary Pricing Supplement to provide that for purchases of at least 100,000 COMPASS in any single transaction additional shares of COMPASS will, subject to the holding period described below, be delivered to the investor as described below.

If an investor purchases 100,000 or more COMPASS in a single transaction, the COMPASS purchased by the investor (the “Delivered COMPASS”) will be delivered on the Settlement Date and additional COMPASS will be held in escrow (the “Escrowed COMPASS”) at MS & Co. for the benefit of the investor and delivered to the investor if the investor and any account in which the investor may have deposited any of its Delivered COMPASS have held all of the Delivered COMPASS for 45 calendar days following the date the COMPASS are priced for initial sale to the public or any shorter period deemed appropriate by the Agent. For purchases of:

•	100,000 or more but less than 200,000 COMPASS in a single transaction, the Escrowed COMPASS will equal .604% of the Delivered COMPASS and, upon delivery of the Escrowed COMPASS, the price per COMPASS will equal $9.94 and the underwriting discounts and initial commissions will equal $.06 per COMPASS; and

•	200,000 or more COMPASS in a single transaction, the Escrowed COMPASS will equal 1.215% of the Delivered COMPASS and, upon delivery of the Escrowed COMPASS, the price per COMPASS will equal $9.88 and there will be no underwriting discounts and initial commissions.

If an investor or any such account fails to satisfy the holding period requirement, as determined by the Agent, all of the investor’s Escrowed COMPASS will be forfeited and not delivered to the investor. The Escrowed COMPASS will instead be delivered to the Agent for sale to the public. This forfeiture will have the effect of increasing the purchase price to $10 per COMPASS and the underwriting discounts and increasing the initial commissions to $.12 per COMPASS. Should investors who are subject to the holding period requirement sell their COMPASS once the holding period is no longer applicable, the market price of the COMPASS may be adversely affected. See “Plan of Distribution” in the accompanying prospectus supplement.

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Please retain this supplement with your Preliminary Pricing Supplement and the accompanying Prospectus Supplement and Prospectus.

MORGAN STANLEY